UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

HORIZON GLOBAL CORPORATION

(Name of Subject Company (Issuer))

PHX MERGER SUB, INC.

(Name of Filing Persons (Offeror)) a wholly-owned subsidiary of

FIRST BRANDS GROUP, LLC

(Name of Filing Persons (Parent of Offeror))

Common Stock, par value $0.01 Per Share

Series B Preferred Stock, par value $0.01 Per Share

(Title of Class of Securities)

44052W104

(CUSIP Number of Class of Securities)

Stephen Graham

Michael Baker

PHX Merger Sub, Inc.

First Brands Group, LLC

127 Public Square, Suite 5300

Cleveland, OH 44114

(216) 302-2590

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jonathan E. Kellner

Carl Sanchez

Joseph Swanson

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,387.94	Filing party:	First Brands Group, LLC and PHX Merger Sub, Inc.
Form or Registration No.: Schedule TO	Date filed:	January 10, 2023

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

INTRODUCTION

This Amendment No. 2 to Schedule TO (this “Amendment”) is filed by First Brands Group, LLC (“Parent”), a Delaware limited liability company, and PHX Merger Sub, Inc. (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Parent, and amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission on January 10, 2023, (together with any amendments and supplements thereto, the “Schedule TO”) by Parent and Purchaser. This Amendment relates to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Common Stock”), and all of the outstanding shares of Series B Preferred Stock, par value $0.01 per share (the “Preferred Stock” and together with the Common Stock, the “Shares”) of Horizon Global Corporation, a Delaware corporation (“Horizon”), at a price of $1.75 per share of Common Stock and an amount equal to the Redemption Price (as defined in the Certificate of Designations, Preferences and Rights of Series B Preferred Stock of Horizon Global Corporation incorporated herein by reference to Exhibit (d)(3) to Amendment No. 1 to the Schedule TO filed by Parent and Purchaser with the SEC on January 20, 2023) per share of Preferred Stock calculated as of the Acceptance Time, in each case, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated January 9, 2023 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related letter of transmittal (together with any amendments and supplements thereto, the “Letter of Transmittal”), which, together with any other related materials, as each may be amended or supplemented from time to time, collectively constitute the “Offer.” This Amendment is being filed on behalf of Parent and Purchaser.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO and the Offer to Purchase, as each may be amended or supplemented from time to time (including all schedules thereto), remains unchanged and is incorporated herein by reference to the extent relevant to the matters set forth in this Amendment. Capitalized terms used but not defined in this Amendment have the meanings given to them in the Offer to Purchase. This Amendment should be read together with the Schedule TO.

Items 1 through 9 and Item 11

The information set forth in the Offer to Purchase and in items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented to include the following:

“The Offer expired one minute after 11:59 P.M., Eastern Time, on February 6, 2023 (such time and date, the “Expiration Time”). The Depository Agent has advised Parent that, as of the Expiration Time, 100% of the Preferred Stock was validly tendered and not withdrawn pursuant to the Offer, and 25,727,921 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer which represent approximately 92.77% of the shares of Common Stock outstanding as of the expiration of the Offer. Accordingly, the Minimum Tender Condition has been satisfied and all other Offer Conditions were satisfied or waived.

Purchaser expects to promptly accept for payment, on February 8, 2023, all Shares validly tendered and not validly withdrawn pursuant to the Offer. Purchaser will promptly pay for all Shares accepted pursuant to the Offer. Parent expects the Merger to close on February 8, 2023, promptly following the acceptance of all Shares validly tendered and not validly withdrawn pursuant to the Offer, with Purchaser merging with and into Horizon, with Horizon continuing as the surviving corporation and a wholly owned subsidiary of Parent.

On February 7, 2023, Parent issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.”

Item 12

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(B)	Press Release issued by Parent and Horizon on February 7, 2023 announcing the expiration and results of the Offer.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2023

FIRST BRANDS GROUP, LLC

By:	/s/ Michael Baker
Name:	Michael Baker
Title:	Chief Corporate Strategy Officer

PHX MERGER SUB, INC.

By:	/s/ Michael Baker
Name:	Michael Baker
Title:	Chief Corporate Strategy Officer